SECURITIES AND EXCHANGE COMMISSION

                                WASHINGTON, D.C. 20549

                                      FORM ll-K



          X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                     For the fiscal year ended December 31, 1993

                                          or


              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


                     For the transition period from      to

                     Commission file number


          A. Full title of the plan and address of the plan, if different from that of the issuer named below:


                                INGERSOLL-RAND COMPANY

                          SAVINGS AND STOCK INVESTMENT PLAN


          B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                                Ingersoll-Rand Company

                                    P. O. Box 8738

                           Woodcliff Lake, New Jersey 07675
























                                      SIGNATURES



          Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                           Ingersoll-Rand Company Savings
                                             and Stock Investment Plan
                                                     (Registrant)



          Date    June 15, 1994            By       /S/Donald H. Rice
                                                     Donald H. Rice
                                            Savings Plan Committee Chairman





































                          CONSENT OF INDEPENDENT ACCOUNTANTS

          We hereby consent to the incorporation by reference in the Registration Statement on Form S-8 (Post-Effective Amendment No. 5 to No. 2-64708) of Ingersoll-Rand Company of our report dated
          May 23, 1994 appearing on page 5 of this Form 11-K.




          /S/ Price Waterhouse
          PRICE WATERHOUSE
          Morristown, NJ
          June 15, 1994















































                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            INDEX TO FINANCIAL STATEMENTS


                                                                    Page

          Report of independent accountants                           5

          Statement of financial condition at
            December 31, 1993 and 1992:
               Combined Plan Summary                                  6
               Fixed Income Fund                                      7
               Mutual Fund                                            8
               Company Stock Fund                                     9
               Loan Fund                                             10

          Statement of income and changes in
            plan/fund equity for the years ended
            December 31, 1993 and 1992:
               Combined Plan Summary                                  6
               Fixed Income Fund                                      7
               Mutual Fund                                            8
               Company Stock Fund                                     9
               Loan Fund                                             10

          Notes to financial statements                           11-19



































                          Report of Independent Accountants



          To the Savings Plan Committee and Participants of the Ingersoll-Rand Company Savings and Investment Plan


          In our opinion, the financial statements listed in the accompanying index present fairly, in all material respects, the financial position of the Ingersoll-Rand Company Savings and Stock Investment Plan at December 31, 1993 and 1992, and the results of its operations and the changes in its plan equity for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Savings Plan Committee; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Savings Plan Committee, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.




          /S/ Price Waterhouse
          PRICE WATERHOUSE
          Morristown, New Jersey
          May 23, 1994

























                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                                COMBINED PLAN SUMMARY

          STATEMENT OF FINANCIAL CONDITION
          December 31                               1993           1992

          Assets:
          Investments at current value:
          Combined Trust Fixed Income Fund     $121,192,704   $114,721,757
          Combined Trust Mutual Fund             80,256,130     60,021,572
          Combined Trust Ingersoll-Rand
            Company Stock Fund                  192,287,688    151,997,503
                                                393,736,522    326,740,832
          Participant loans receivable, net      16,829,263     16,537,627
          Contributions receivable, net           3,611,743      3,375,732

          Total assets                          414,177,528    346,654,191

          Plan equity                          $414,177,528   $346,654,191

          STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
          For the years ended December 31           1993           1992
          Contributions:
            Participants                       $ 32,162,069   $ 31,243,727
            Company                              11,511,940     11,729,652
                                                 43,674,009     42,973,379
          Income:
            Dividends and interest               13,631,187     14,447,593
            Net appreciation of investments      55,716,388     13,888,001
              Net income                         69,347,575     28,335,594

          Total                                 113,021,584     71,308,973

          Participant withdrawals and
            distributions                        45,809,609     41,399,566
          Transfers (from) to other plans,
            net                                    (311,362)    32,793,411
          Net increase (decrease) in plan
            equity                               67,523,337     (2,884,004)

          Plan equity at beginning of year      346,654,191    349,538,195

          Plan equity at end of year           $414,177,528   $346,654,191


                   See accompanying notes to financial statements.















                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                                  FIXED INCOME FUND

          STATEMENT OF FINANCIAL CONDITION
          December 31                               1993           1992

          Assets:
          Investments at current value:
          Combined Trust Fixed Income Fund     $121,192,704   $114,721,757
          Contributions receivable, net           1,403,395      1,445,106

          Total assets                          122,596,099    116,166,863

          Fund equity                          $122,596,099   $116,166,863


          STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
          For the years ended December 31           1993           1992


          Contributions from participants      $ 17,266,615   $ 18,149,038
          Income:
            Interest                              8,048,111      9,043,454
              Net income                          8,048,111      9,043,454
          Transfers to other funds, net            (581,248)    (5,184,023)

          Total                                  24,733,478     22,008,469

          Participant withdrawals and
            distributions                        18,440,086     17,732,298
          Transfers (from) to other plans,
            net                                    (135,844)    11,613,796
          Net increase (decrease) in fund
            equity                                6,429,236     (7,337,625)

          Fund equity at beginning of year      116,166,863    123,504,488

          Fund equity at end of year           $122,596,099   $116,166,863




                   See accompanying notes to financial statements.


















                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                                     MUTUAL FUND

          STATEMENT OF FINANCIAL CONDITION
          December 31                               1993           1992

          Assets:
          Investments at current value:
          Combined Trust Mutual Fund            $80,256,130    $60,021,572
          Contributions receivable, net           1,032,739        754,514

          Total assets                           81,288,869     60,776,086

          Fund equity                           $81,288,869    $60,776,086


          STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
          For the years ended December 31           1993           1992


          Contributions from participants       $10,848,533    $ 9,418,521
          Income:
            Dividends and interest                4,837,730      4,233,743
            Net appreciation of investments       5,115,439        131,782
              Net income                          9,953,169      4,365,525
          Transfers from other funds, net         6,292,084      1,324,181

          Total                                  27,093,786     15,108,227

          Participant withdrawals and
            distributions                         6,688,769      4,805,286
          Transfers (from) to other plans,
            net                                    (107,766)     5,123,736
          Net increase in fund equity            20,512,783      5,179,205

          Fund equity at beginning of year       60,776,086     55,596,881

          Fund equity at end of year            $81,288,869    $60,776,086


                   See accompanying notes to financial statements.




















                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                                  COMPANY STOCK FUND


          STATEMENT OF FINANCIAL CONDITION
          December 31                               1993           1992

          Assets:
          Investments at current value:
          Combined Trust Ingersoll-Rand
            Company Stock Fund                 $192,287,688   $151,997,503

          Contributions receivable, net           1,175,609      1,176,112

          Total assets                          193,463,297    153,173,615

          Fund equity                          $193,463,297   $153,173,615


          STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
          For the years ended December 31           1993           1992

          Contributions:
            Participants                       $  4,046,921   $  3,676,168
            Company                              11,511,940     11,729,652
                                                 15,558,861     15,405,820
          Income:
            Net appreciation of investments      50,600,949     13,756,219
              Net income                         50,600,949     13,756,219
          Transfers (to) from other funds,
            net                                  (6,071,293)     2,002,628

          Total                                  60,088,517     31,164,667

          Participant withdrawals and
            distributions                        19,854,396     18,181,264
          Transfers (from) to other plans,
            net                                     (55,561)    14,984,342
          Net increase (decrease) in fund
            equity                               40,289,682     (2,000,939)

          Fund equity at beginning of year      153,173,615    155,174,554

          Fund equity at end of year           $193,463,297   $153,173,615


                   See accompanying notes to financial statements.














                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                                      LOAN FUND


          STATEMENT OF FINANCIAL CONDITION
          December 31                               1993           1992


          Participant loans receivable, net     $16,829,263    $16,537,627

          Fund equity                           $16,829,263    $16,537,627


          STATEMENT OF INCOME AND CHANGES IN FUND EQUITY
          For the years ended December 31           1993           1992


          Transfers from other funds
            for loans                           $ 9,500,000    $ 9,688,615

          Interest income from loans                745,346      1,170,396
                                                 10,245,346     10,859,011
          Transfers to other funds
            for repayments                        9,139,543      7,831,401
          Transfers (from) to other
            plans, net                              (12,191)     1,071,537
          Participant distributions                 826,358        680,718

          Net increase in fund equity               291,636      1,275,355

          Fund equity at beginning of year       16,537,627     15,262,272

          Fund equity at end of year            $16,829,263    $16,537,627


                   See accompanying notes to financial statements.

























                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS


          NOTE 1 - DESCRIPTION OF THE PLAN:

          The following brief description of the Ingersoll-Rand Company Savings and Stock Investment Plan (plan) is for general information purposes. Participants should refer to the plan document for more complete information.

          The Ingersoll-Rand Company (company) adopted the plan for eligible employees of participating locations. Members of collective bargaining units may not participate in the plan, unless provided for in their collective bargaining agreement. Eligible employees may participate the first day of the month following 30 calendar days of employment.

          Participants may contribute as basic contributions one to six percent (in whole percentages) of their compensation through payroll deductions. Participants contributing six percent of compensation may contribute an additional one to eight percent of compensation as supplemental contributions. Only basic contributions receive company matching contributions. Participants may use before or after-tax dollars for part or all of their contributions. Contributions are subject to varying limitations to ensure compliance with Internal Revenue Code requirements. Participants may change their contribution amounts effective the first day of any payroll period with proper advance written notice.

          The plan assets are held in the Combined Investment Trust (Combined Trust), together with assets from other participating plans.

          Participants may invest their contributions, in multiples of one percent, in one or more of the following funds:

              o  Fixed Income Fund - A fund that invests in securities and
                 debt that produce a fixed rate of return.   Investments
                 may include United States government securities, corporate bonds, notes, debentures, convertible securities, preferred stocks, investment funds or investment contracts.

              o Mutual Fund - Participants may select the following Fidelity Mutual Funds: Fidelity Fund, Growth and Income Portfolio, U.S. Equity Index Portfolio, and Magellan Fund.













                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



              o Company Stock Fund - A mutual fund consisting primarily of the company's common stock. This fund limits participant investment to 50% of current contributions or account balance on transfers.

          Each fund reinvests its income in that fund.

          The company matches basic contributions at a rate determined annually by the company's board of directors. For 1993 and 1992, the match was set at 50 percent of basic contributions. The plan requires that company contributions be at least 25 percent, but no more than 100 percent of participants' basic contributions.

          Participant contributions are always 100 percent vested. Company contributions vest on a seven-year, graded-vesting schedule. Employees are 20 percent vested after completing three years of service. The vested percentage then increases in increments of 20 percent per year until fully vested after seven years of service. All company contributions become 100 percent vested if the participant's employment terminates due to disability, retirement or death.

          On any business day, participants may change their allocation of future contributions and transfer prior contributions between funds. Transfers of prior contributions are in whole percentages or dollars (with a $250 minimum).

          Participants have several options that permit access to their contributions, earnings and certain vested company contributions. These options are subject to certain rules and restrictions.

          Plan distributions may be in the form of a lump sum, installments over a maximum of five years or in such other manner that the Savings Plan Committee may permit.

          The Savings Plan Committee, appointed by the company's board of directors, manages the plan. The Finance Committee of the company's board of directors establishes the plan's investment policies.

          The company intends to continue the plan indefinitely. However, the company retains the right to discontinue the plan. If the company discontinues the plan, all participant account balances become fully vested at the termination date.












                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

          The plan follows the accrual method of accounting. A summary of the plan's significant accounting policies follows.

          Valuation of Investments:

          Plan assets are part of the Combined Trust, which provides unified investment management. The Fidelity Management Trust Company (trustee) invests the plan assets in the various Combined Trust investment funds.

          Separate participant accounts are maintained by investment fund. These accounts record contributions, withdrawals, transfers, earnings and changes in market value.

          The insurance company guaranteed interest contracts and the Putnam Guaranteed Horizon Accounts are recorded at their respective contract value. Contract value approximates current value assuming the trust holds the investment until maturity. Contract value equals principal plus cumulative interest earned, reduced by distributions.

          The Fidelity Retirement Money-Market Portfolio contains short-term debt, including commercial paper, bank certificates of deposit and collateralized repurchase agreements. The Fidelity Separate U.S. Government Reserves Portfolio invests in money-market debt. All investments are issued or guaranteed by the U.S. government or its agencies. Repurchase agreements are secured by such instruments. Rates of return on the money-market funds vary with the instruments purchased and changes in short-term interest rates.

          The financial statements report investments in the Mutual Fund and the Company Stock Fund at current value based on published market quotations.

          Security Transactions and Investment Income:

          Realized gains or losses on security transactions are recorded on trade date. Realized gains or losses are the difference between the proceeds received and the participant's average unit cost.














                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          Dividend income is recorded on the ex-dividend date and interest income is recorded when earned.

          The statement of income and changes in plan equity includes unrealized appreciation or depreciation in accordance with the policy of stating investments at current value.

          Contributions:

          Participant and company matching contributions are made to the Combined Trust within five working days after the end of the month. Participant contributions for each fund are based on the participants' investment decisions. The company matching contributions are made to the Company Stock Fund in cash or common stock.

          Forfeitures:

          Forfeitures of nonvested company contributions occur when participants are terminated. Forfeitures of $777,301 in 1993 and $560,449 in 1992 were used to reduce future company contributions.

          Expenses of the Plan:

          Most expenses for the administration of the plan and the Combined Trust are paid for by the company. Expenses of the funds related to the investment and reinvestment of assets are included in the cost of the related investments.

          Benefit obligations:

          Employee distributions to terminated employees are recorded in each fund's financial statements, when paid. The approved and unpaid amounts at December 31, 1993 totaled $219,707 and at December 31, 1992 were insignificant.




















                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          NOTE 3 - FIXED INCOME FUND:

          Investments in the Fixed Income Fund at December 31 were as follows:
                                                   1993           1992
          Benefit accumulation contracts with
            Aetna Life Insurance Company       $ 14,711,197   $ 22,239,938
          Group annuity contracts with:
            The Travelers Companies               3,920,135      3,661,967
            Hartford Life Insurance
              Company                             3,243,161      9,120,429
          Putnam Guaranteed Horizon
            Accounts                            121,719,040    101,314,890
          Fidelity Retirement Money-
            Market Portfolio                     17,339,721     12,635,837
          Total Combined Trust Fixed
            Income Fund                         160,933,254    148,973,061

          Less: Other plans                      39,740,550     34,251,304

          Plan investment in
            Fixed Income Fund                  $121,192,704   $114,721,757

          The deposit held in the Aetna Life Insurance Company benefit accumulation contract has a fixed interest rate of 9.23% and matures December 5, 1994. On December 14, 1993, a $9.5 million benefit accumulation contract with Aetna matured. The trustee transferred the funds to the Fidelity Retirement Money-Market Portfolio.

          The Travelers Companies' group annuity contract establishes a new interest rate every December, when the contract renews. The new rate applies to all funds held in the group annuity contract during the next plan year. The interest rate was 7.05% for 1993 and is set at 6.4% for 1994. The contract has no final maturity date and ends upon written notice.

          The Hartford Life Insurance Company's group annuity contract has a fixed interest rate of 9.08% and matures December 31, 1994.

          Certain assets of the plan are invested in Putnam Guaranteed Horizon accounts. Putnam Fiduciary Trust Company manages these accounts and provides a guaranteed annual rate of return and specific distributions through the maturity of the account.












                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS


          At December 31, 1993, the annual rate of return and maturity dates were as follows:

                Amount               Interest Rate           Maturity Date
             $  9,856,416                8.57%             February 15, 1994
               10,355,628                8.09%             February 15, 1996
               10,049,992                8.21%             May 15, 1996
               18,312,621                4.70%             November 15, 1996
               15,107,102                6.12%             May 15, 1997
               21,395,076                7.63%             December 22, 1997
               36,642,205                6.41%             November 15, 1999
             $121,719,040

          The Fidelity Retirement Money-Market Portfolio reported an annual rate of return of 2.99% and 3.75% for 1993 and 1992, respectively.

          NOTE 4 - MUTUAL FUND:

          Participants in the Mutual Fund may invest in the Fidelity Fund, Growth and Income Portfolio, U.S. Equity Index Portfolio and Magellan Fund. Each fund consists of a portfolio of common stocks or other securities based on the fund's investment objective. Prospectuses are available from the Fidelity Management Trust Company.

          Investments in the Mutual Fund at December 31 were as follows:

                                                    1993           1992

          Fidelity Fund                         $ 4,132,465    $ 1,860,627
          Growth and Income Portfolio            22,079,073     11,712,911
          U.S. Equity Index Portfolio            45,590,187     45,449,681
          Magellan Fund                          31,327,038     16,340,239

          Total Combined Trust Mutual Fund      103,128,763     75,363,458

          Less: Other Plans                      22,872,633     15,341,886

          Plan investment in Mutual Fund        $80,256,130    $60,021,572

          These funds cost $94,887,251 and $71,447,704 at December 31, 1993 and 1992, respectively.














                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          Net realized and unrealized appreciation or (depreciation) of investments for the years ended December 31, 1993 and 1992, were as follows:

                                                    1993           1992
          Fidelity Fund                          $  (24,150)   $    28,306
          Growth and Income Portfolio             1,800,981       (375,078)
          U.S.Equity Index Portfolio              2,476,178      1,917,619
          Magellan Fund                           2,146,258     (1,169,544)

            Total Combined Trust Mutual Fund      6,399,267        401,303

          Less: Other plans                       1,283,828        269,521

          Net plan appreciation                  $5,115,439    $   131,782

          NOTE 5 - COMPANY STOCK FUND:

          Investments in the Company Stock Fund at December 31 were as follows:

                                                    1993           1992

          Ingersoll-Rand Company common stock  $211,944,551   $167,227,013
          Fidelity Separate U.S. Government
            Reserves Portfolio                    1,462,125      2,143,225

          Total Combined Trust
            Company Stock Fund                  213,406,676    169,370,238

          Less: Other plans                      21,118,988     17,372,735

          Plan investment in Company
            Stock Fund                         $192,287,688   $151,997,503

          The Company Stock Fund investment in company common stock at December 31, 1993 and 1992, included 5,541,034 shares and 5,741,700 shares, respectively. At December 31, 1993 and 1992, these shares cost $103,917,832 and $101,977,275, respectively.

















                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS



          Net realized and unrealized appreciation or (depreciation) of investments for the years ended December 31, 1993 and 1992, were as follows:

                                                    1993           1992

          Combined Investment Trust             $56,158,664    $13,167,932
          Less: Other plans                       5,557,715       (588,287)

          Net plan appreciation                 $50,600,949    $13,756,219


          NOTE 6 - LOAN FUND:

          The plan allows participants to borrow from their vested account balances subject to certain limits. Loans are withdrawn from the participants' accounts in a sequence outlined in the plan.

          The Savings Plan Committee establishes the loan interest rate and reviews the rate quarterly. The interest rate on new loans in 1993 ranged from 8% to 9%. In 1992, the interest rate on new loans was 9%. Interest charges begin 60 days after the initial loan date.

          Loans are repaid in equal installments through payroll deductions over a maximum of five years. Loan repayments consist of interest and principal, and are reinvested according to the participant's current investment elections. If a participant terminates employment with the company, any outstanding loan balance is considered a distribution.

          NOTE 7 - FEDERAL INCOME TAXES:

          In June 1991, a favorable determination letter was received from the Internal Revenue Service indicating that the plan documentation satisfied the requirements for tax qualification under Section 401(a) of the Internal Revenue Code. The trust established for the plan is exempt from federal income tax under
          Section 501(a) of the Internal Revenue Code. Filing for certain amendments is pending. The company believes the plan complies with Section 401(a); therefore, the financial statements do not provide for income taxes.














                                INGERSOLL-RAND COMPANY
                          SAVINGS AND STOCK INVESTMENT PLAN
                            NOTES TO FINANCIAL STATEMENTS


          Employees defer taxes on income earned, company contributions and contributions made under the salary deferral feature. Taxes on employee distributions depend on the form and amount of such payment.

          NOTE 8 - TRANSFERS (FROM) TO OTHER PLANS:

          Transfers (from) to the Ingersoll-Dresser Pump Company Savings and Investment Plan were $(311,362) and $31,717,017 in 1993 and 1992, respectively. There were no other significant plan to plan transfers.





































